EXHIBIT 12

SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, 2003, 2002, and 2001

(DOLLARS IN THOUSANDS)

	2005	2004	2003	2002	2001
	(Restated - See Note 1)
Income (loss) before provision (benefit) for income taxes from continuing operations	$70,352	$26,203	$26,959	$(17,626)	$(185,047)
Fixed charges (a)	120,002	120,400	121,165	118,114	130,794
Earnings available for fixed charges	190,354	146,603	148,124	100,488	(54,253)
Fixed charges (a)	120,002	120,400	121,165	118,114	130,794
Excess of earnings over fixed charges (b)	$70,352	$26,203	$26,959	$(17,626)	$(185,047)

Ratio of earnings to fixed charges	1.59	1.22	1.22	—	—
Earnings available for combined fixed charges and preferred stock dividends	$198,632	$162,265	$164,047	$116,411	$(38,330)
Combined fixed charges and preferred stock dividends (c)	128,280	136,062	137,088	134,037	146,717
Excess of earnings over combined fixed charges and preferred stock dividends (d)	$70,352	$26,203	$26,959	$(17,626)	$(185,047)
Ratio of earnings to combined fixed charges and preferred stock dividends	1.55	1.19	1.20	—	—

(a)          Fixed charges consist of interest expense, which includes interest on all debt and amortization of debt discount, capitalized interest and amortization of deferred financing costs.

(b)         Earnings were inadequate to cover fixed charges for the years ended December 31, 2002 and 2001.  Additional earnings of $17,626 and $185,047 would have been required to cover fixed charges in the years ended December 31, 2002 and 2001, respectively.

(c)          Combined fixed charges and preferred stock dividends consist of interest expense, which includes interest on all debt and amortization of debt discount and premium, capitalized interest and deferred financing costs and preferred stock dividends.  Preferred stock dividends are divided by (1 – effective tax rate) with the tax rate being 39.55% for the year ended December 31, 2005 and 35.00% for the years ended December 31, 2004, 2003, 2002 and 2001.

(d)         Earnings were inadequate to cover combined fixed charges and preferred stock dividends for the years ended December 31, 2002 and 2001.  Additional earnings of $17,626 and $185,047 would have been required to cover fixed charges in the years ended December 31, 2002 and 2001, respectively.